CNB FINANCIAL CORPORATION®

Valued Connections
in Our Communities

FCBank
HALL OF FAME VILLAGE
uture Site Of The
2024 Lake County YMCA
DREAM HOUSE
ymcadreamhouse.org
PC 490 LC

2023 ANNUAL REPORT

OUR FAMILY OF BANKS





CNB BANK®

ERIEBANK®
A division of CNB Bank

FCBank®
A DIVISION OF CNB BANK

BankonBuffalo®
A DIVISION OF CNB BANK

RIDGEVIEW BANK
A division of CNB Bank







Impressia Bank
A DIVISION OF CNB BANK





Ridge View Bank broke ground on its headquarters and SMART Center in the City of Roanoke in October 2023.

Table of contents

About Us

CNB Financial Corporation is a financial holding company with consolidated assets of approximately $5.8 billion. CNB Financial Corporation conducts business primarily through its principal subsidiary, CNB Bank. CNB Bank is a full-service bank engaging in a full range of banking activities and services, including trust and wealth management services, for individual, business, governmental, and institutional customers. CNB Bank operations include a private banking division, two loan production offices, one drive-up office, one mobile office, and 51 full-service offices in Pennsylvania, Ohio, New York, and Virginia.

CNB Bank's divisions include ERIEBANK, based in Erie, Pennsylvania, with offices in Northwest Pennsylvania and Northeast Ohio; FCBank, based in Worthington, Ohio, with offices in Central Ohio; BankOnBuffalo, based in Buffalo, New York, with offices in Western New York; Ridge View Bank, based in Roanoke, Virginia, with offices in the Southwest Virginia region; and Impressia Bank, a division focused on banking opportunities for women, which operates in CNB Bank's primary market areas. CNB Bank is headquartered in Clearfield, Pennsylvania, with offices in Central and North Central Pennsylvania.

Our Mission

CNB Financial Corporation is a leader in providing financial solutions, which create value for both consumers and businesses. These solutions encompass deposit accounts, private banking, real estate, commercial, industrial, residential and consumer loans and lines of credit, credit cards, treasury services, online banking, mobile banking, merchant card processing, remote deposit, and accounts receivable handling. In addition, the Corporation provides wealth and asset management services, retirement plans and other employee benefit plans.

Our Core Values

- *Respect*
- *Inclusion*
- *Volunteerism*
- *Accountability*
- *Integrity*
- *Collaboration*
- *Innovation*
- *Professionalism*
- *Client Focus*
- *Leadership*

A Message to Our Valued Shareholders

FROM CNB PRESIDENT & CHIEF EXECUTIVE OFFICER, MIKE PEDUZZI

Through this Annual Report and the accompanying Form 10-K and Proxy Statement, we highlight the cornerstone elements of your investment in our Company – your Board of Directors, the Senior Management Team, and our strategic connections to our customers and communities. We truly appreciate your continued investment in CNB Financial Corporation, and we strive to provide you, our shareholders, with transparent communications on our financial position and performance to help you understand the multiple contributors to the value of your investment in CNB. Trust that our Board of Directors and Management Team believe that alignment with our shareholders' interests is one of the key drivers for our strategic planning and actions, and financial management and performance goals.





FCBank, a division of CNB Bank, is the Official Community Bank sponsor of the Columbus Crew.

ERIEBANK provided financing for the Hall of Fame Village (HOFV) and has since expanded the partnership by offering financial literacy education to over 40 HOFV employees in Canton, Ohio.

The past two years for CNB and the banking industry reminded me, in an interesting parallel, of the time I spent in the past as a high school varsity and club soccer coach. Much like football, soccer is played in almost any kind of weather. Many times, the conditions on a soccer gameday would be very nice. But on occasion, gameday conditions could be quite challenging and adverse, with the weather sometimes being extreme - very windy, rainy, snowy, or some combination. Importantly, I knew my players were skilled, well-trained, and prepared for anything. I always tried to get my team focused on the right mindset on challenging gamedays…I told them "Let's not make excuses for the conditions... Let's go make plays!"

Similarly, the 2022 year provided a low-rate environment and favorable conditions for CNB's positive strategic growth, leading to record earnings. This momentum quickly changed given some significant headwinds as the calendar turned to 2023. CNB and the entire banking industry were challenged with material increases in funding costs, as banks' deposit pricing strategies were impacted by both (i) the Federal Reserve's interest rate increases to counter rising inflation, and (ii) concerns about the health of the larger regional banks from the unexpected failures of both Silicon Valley Bank and Signature Bank. What I knew with confidence is that CNB had skilled and capable professionals. Our operations are governed with accountability to and oversight by a knowledgeable Board of Directors under a comprehensive enterprise risk management program, which prepares us with strategic actions to take for challenging conditions.

Our collective mindset was to not make excuses, but to go make plays. This included not only new business development efforts, but a comprehensive outreach to existing commercial, retail, and private banking clients to ensure they knew CNB was safe, sound, and here for their banking and financial service needs.

As I reflect upon our full-year 2023 results, our customer-connective efforts and relationships both past and present helped maintain the stability of our loan, deposit, and wealth management customer bases as we managed through the rate and economic environment challenges. Despite a material increase in our full-year funding costs, which more than quadrupled from 2022 to 2023, our qualitative new loan growth efforts with pricing discipline, coupled with many of our existing loans being variable rate and generating additional interest income from the Fed rate changes, resulted in our generation of sufficient top-line revenue to offset these funding cost increases. While we experienced favorable increases in certain noninterest income activities, including fees earned for our growing treasury management service business, the market rate increases significantly muted mortgage loan demand, reducing both mortgage loan production and related secondary market sales and gains.

Respective of these revenue growth challenges, the Corporation continued to tightly manage its overhead, and particularly our personnel costs which generally account for about half of our noninterest expenses. Although our 2023 earnings were below the record levels of 2022, we were able to still have respectable profitability that allowed us to continue to pay annual dividends of $0.70 on our common stock, and with retained earnings and other capital adjustments, contributed to an annual accretion of 10% in our common shareholders per share value.



At the same time as we managed our overhead and continue to remain extremely cost-conscious with personnel management and use of third-party professional services and vendors, we looked to effectively deploy our recent years investments in technology.

The activation of these multi-year technology investments contributed to a notable increase in our technology costs for 2023. During the year, we activated significant elements of a comprehensive Customer Relationship Management and sales supportive systems, and successfully completed the implementation of our digital new-account-opening capabilities that allow both commercial and retail customers to open and fund deposit relationships, all online. We also have expanded our deployment of Enhanced Teller Machines, or ETMs, that dually serve as both traditional ATMs and as an electronic channel to connect to our live service agents at our Customer Service Center. The ETMs and Call Center services provide for expanded customer hours outside of the traditional business day, while also reducing the need for higher cost branch staffing.

Enhanced Teller Machines (ETMs) offer the convenience of agent-assisted transactions for clients throughout the organizations footprint, during extended hours from 7am-7pm M-F and 8am-3pm Sat.



Impressia Bank Steering Committee Members: Impressia Bank is built from the ground up by a Steering Committee with expertise in business, financial services and entrepreneurship.

Our women's banking division, Impressia Bank, was launched in 2023 and continues to develop leads and opportunities with women-owned small businesses and retail relationships across our Cleveland and Columbus, Ohio markets and our Erie and State College, Pennsylvania markets, where Impressia was launched in 2023. I was also pleased with the early response to our launch during the year of our "At Ease" family of deposit accounts, which focus on providing valuable deposit account structures, rates and services to our U.S. Military service members and veterans.

We remain consistent with our historic asset quality management principles supported by our strict adherence to our traditionally conservative underwriting policy and concentration limits. As part of the aforementioned Enterprise Risk Management program, we continue to employ established and regularly updated loan portfolio stress testing and risk management activities to avoid undue adverse exposure to more economically-sensitive commercial and industrial segments, as well as the various commercial real estate market segments.

Though higher market rates and general inflationary conditions are impacting demand for many commercial and real estate business segments, we remain actively engaged with proven, qualitative commercial business relationships across all of our markets to be relevant providers of appropriately-priced loan opportunities to creditworthy customers.

ERIEBANK and Lake County YMCA break ground on the newest Dream House, a popular annual fundraiser put on by the YMCA. The organization chooses a development in Lake County, builds a model home, and then sells tickets to win the house.

Our CNB Bank capital levels and liquidity sources, both on-hand and contingently available, remain very sound and stable, and our overall profitability and capital management allows us to expect to maintain our quarterly dividends at similar levels as in prior quarters.

As we remain committed to our core strategic initiatives, we continue to strive to "make plays" – including maintaining our disciplined asset-liability management and credit quality approaches, thorough and continuous risk management activities, and placing a significant focus of our near-term strategic efforts to thoroughly and comprehensively challenge our overhead expense base and find efficiencies to promote our achievement of positive operating leverage.

Sincerely,



Michael D. Peduzzi
President & Cheif Executive Officer

Dear Shareholders

A MESSAGE FROM JEFFREY S. POWELL, CHAIRMAN OF THE BOARD

CNB Financial Corporation remains committed to rewarding shareholders by providing communities and clients with exceptional solutions and support delivered by the very best people in banking. Certainly, 2023 offered challenges in the form of global turmoil, bank failures, increased funding cost, less than robust loan demand, and inflationary increases in overhead business expenses. I admire our Board and Management's commitment to the execution of our fundamental business strategies. These actions will prove effective in growing revenues through aggressive management efforts and expanded use of technology.

In addition, we will focus on maintaining asset quality and continually managing costs. Confidence in CEO Mike Peduzzi is extremely high. His energy, experience and leadership create an environment that allows his team to excel and make plays. Thank you for your investment in CNB Financial Corporation. We are ever mindful of our responsibility to deliver performance, meet challenges and exceed expectations.



Incoming Chairman of the Board Jeffrey Powell (right), is pictured with members of the Executive team Tito Lima, Chief Financial Officer, Mike Peduzzi, Chief Executive Officer and Leanne Kassab, Chief Experience Officer (left to right)

Sincerely,



Jeffrey S. Powell
Chairman of the Board

Dear Shareholders

A MESSAGE FROM PETER F. SMITH, FORMER CHAIRMAN OF THE BOARD

In June, I will be 70 which is the mandatory retirement age from CNB's Board. This is a good rule. Good for the bank and good for me. Fresh leadership brings new ideas and a new dynamic to the boardroom. Younger individuals will get an opportunity to make their contributions to CNB. I can then dedicate my energy to other organizations, challenges and my ambitions as a septuagenarian athlete.

I write to share some thoughts about the company and my experience.

A photograph of CNB's Board of Directors in 1989 appears below. I had just joined the Board. I will always be grateful to those directors for appointing me and to the shareholders for electing me to serve. Thank you.

Those directors and my father Bill Smith, who preceded me on the Board, taught me much of what I know about running a bank, and from them I learned everything I know about CNB's heart and soul.

Needless to say, CNB and its Board have changed a great deal since 1989. Then our most "distant" of six branches was just across the county line in Philipsburg, PA. The bank had approximately $230 million in assets. Today we have 55 offices across four states. Three additional facilities are under construction. The bank's assets have grown to $5.8 billion.



PETER SMITH JOINED THE CNB FINANCIAL CORPORATION BOARD OF DIRECTORS IN 1989

Pictured seated left to right: Edward Reighard, W .K. Ulerich, Ronald B. Stratton, L. E. Soult, Jr., Francis E. Reed.

Standing left to right - James E. Leitzinger, Richard D. Gathagan, Robert G. Spencer, Joseph L. Waroquier, Sr., William R. Owens, James P. Moore, John. W. Powell, Robert E. Brown, Peter F. Smith, Robert C. Penoyer

**AFTER 34 YEARS,
PETER SMITH RETIRES AS
CHAIRMAN OF THE BOARD**

Pictured seated left to right: Renée T. Richard, Julie M. Young, Michael D. Peduzzi, Peter F. Smith, Jeffrey S. Powell, Deborah D. Pontzer.

Standing left to right: Richard L. Greslick, Jr., Joel E. Peterson, Peter C. Varischetti, Nicholas N. Scott, Francis X. Straub, III, Richard B. Seager, N. Michael Obi



The photograph of the current Board of Directors above presents a much more diverse group of individuals. They bring to CNB's business a broader spectrum of skills, backgrounds and perspectives. They are well qualified and function effectively as a group.

What has not changed at CNB is our enduring commitment to our core values.

I told Mike Peduzzi in our first conversation that CNB is all about people: Our customers, our shareholders, our employees and our communities. CNB respects people and their communities. CNB provides them with opportunity. CNB knows they entrust our bank with their life savings and their financial futures. CNB understands that their trust must be earned with every single transaction every single day.

My goal has been to grow shareholder value by providing a full array of superior banking and wealth management products and services delivered by a competent, healthy, happy and engaged team of CNB bankers. The Board, management and I have carefully attended to CNB's capital, liquidity, net interest margin and efficiency. I leave it to you to decide the extent of our success.

I depart with no regrets because I know that I gave it my best shot. The risk lies in staying too long.

CNB has never been in stronger hands. Mike Peduzzi and his management team are the best I have seen in my 35 years as a director. Jeff Powell, my successor, will do a fine job as Chairperson. Both he and the other directors value CNB's strong culture. They are dedicated to the company's success. I am confident that our company will continue to improve and build on that success.

Sincerely,

Peter F. Smith
Former Chairperson

A Salute to Service

As a community bank deeply rooted in local connections, CNB goes beyond its mission of offering high-quality banking products and services. The bank is dedicated to actively contributing to the growth and well-being of the communities it serves.

CNB places a strong emphasis on service that not only empowers its employees but also strengthens the fabric of its communities. In November 2022, CNB proudly launched its inaugural "Salute to Service" recognition program, spanning across the footprint of the bank.

The At Ease account package, introduced in 2023, is specifically designed to cater to convenience and peace of mind for veterans, active military, their families and caretakers, recognizing that their financial needs may be specific and, at times, even extend beyond borders. This comprehensive package includes special interest rates on deposits and loans, and benefits such as waived currency exchange fees, refunded international transaction fees, free foreign ATM transactions, overdraft protection, and more.



*To learn more, scan the QR code or visit **www.CNBBank.bank/at-ease***

Eric Collins, a combat veteran and Information Technology Service Management Officer at CNB Bank, was instrumental in developing the At Ease account based on his own experiences while on active duty and overseas.







CNB Bank divisions expressed appreciation to local veterans' organizations in their communities with donations totaling over $25,000.



CNB BANK
0001
Date November 8, 2023
PAY TO THE ORDER OF Philipsburg American Legion
$3,500 00
Three thousand five hundred and 00/100
DOLLARS
Memo Veteran's Mural

CNB Bank honors our local veterans and all military servicemen and servicewomen by contributing to the Philipsburg American Legion Post 437 "Honor Our Veterans" Mural, in Philipsburg, Pennsylvania. The mural is a timeline of all U.S. wars, beginning with the American Revolution to present day.

The At Ease program is a testament to CNB's unwavering commitment to give back to those who have served or are serving our country. By actively incorporating the voice of veterans to tailor this package of banking products and services to the unique circumstances of our military service members, veterans, and their families and caretakers, CNB conveys its core values of compassion, gratitude, inclusion, and respect.

AT★EASE
CNB BANK
DEBIT
VISA

Through initiatives such as the At Ease account package and the ongoing Salute to Service efforts, CNB exemplifies its gratitude and commitment to the military community. With its steadfast support and dedication to a veteran-friendly culture, CNB remains at the forefront of empowering veterans and creating a welcoming space for those who have served our country with distinction.

Thank you to all active military and veterans for your service.

Military identification is required to qualify for the At Ease account package features and benefits. Veterans, Active Duty Service Members and their families (including surviving spouses of a deceased veteran, beneficiaries, and caregivers) qualify. Applicants ages 18-20 must provide proof of income for credit card. Lending solutions are subject to credit approval and program guidelines.

Consolidated Financial Highlights

(dollars in thousands, except per share data)

FOR THE YEAR

	2023	2022	Change
Interest and Dividend Income	$293,696	$213,738	37.4%
Interest Expense	$103,867	$24,079	331.4%
Net Interest Income	$189,829	$189,659	0.1%
Non-interest Income	$33,335	$34,766	-4.1%
Non-interest Expense	$145,342	$137,622	5.6%
Net Income	$58,020	$63,188	-8.2%

NET INCOME RETURN ON...

... Average Equity

2023	2022
10.54%	13.86%

... Average Assets

2023	2022
1.04%	1.20%

AT YEAR END

	2023	2022	Change
Assets	$5,752,957	$5,475,179	5.1%
Loans, Net of Unearned	$4,468,476	$4,275,178	4.5%
Deposits	$4,998,750	$4,622,437	8.1%
Shareholders' Equity	$571,247	$530,762	7.6%



BOOK VALUE PER COMMON SHARE

9.7% increase

2022	2023
$22.39	$24.57

PER COMMON SHARE DATA



- 2022 ■ 2023

DILUTED EARNINGS PER COMMON SHARE: $3.26 / $2.55
COMMON STOCK DIVIDENDS: $0.700 / $0.700

-21.8% change
DILUTED EARNINGS PER SHARE

0% change
COMMON STOCK DIVIDENDS



7.125%
2023 PREFERRED STOCK DIVIDEND

ASSET GROWTH



2023	$5,752,957
2022	$5,475,179
2021	$5,328,939
2020	$4,729,399
2019	$3,763,659



ASSET GROWTH +

11.2%

CAGR

2019-2023

LOANS, NET OF UNEARNED



*CAGR 12.4%

2019	$2,804,035
2020	$3,371,789
2021	$3,634,792
2022	$4,275,178
2023	$4,468,476

NET INTEREST INCOME



2019	$116,198
2020	$134,711
2021	$159,780
2022	$189,659
2023	$189,829

*CAGR 13.1%

DEPOSITS



*CAGR 12.7%

2019	$3,102,327
2020	$4,181,744
2021	$4,715,619
2022	$4,622,437
2023	$4,998,750

*CAGR - Compounded Annual Growth Rate 2019-2023

CNB Financial Corporation & CNB Bank Board of Directors


JEFFREY S. POWELL
Chairperson of the Board; President, J.J. Powell, Inc.


DEBORAH D. PONTZER
President, Grow Rural PA


PETER F. SMITH
Former Chairman of the Board; Attorney at Law


MICHAEL D. PEDUZZI
President and Chief Executive Officer, CNB Financial Corporation and CNB Bank


RENEÉ T. RICHARD *
President and Chief Executive Officer, Corporate College Division at Cuyahoga Community College


FRANCIS X. STRAUB, III
President and Chief Executive Officer, U.S. Complete Care, Inc.


RICHARD L. GRESLICK, JR.
Secretary, CNB Financial Corporation; Senior EVP, Chief Operating Officer, CNB Bank


NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises


PETER C. VARISCHETTI
President, Varischetti Holdings, LP


N. MICHAEL OBI
President, UBIZ Venture Capital; Chief Executive Officer, Spectrum Global Solutions


RICHARD B. SEAGER
Owner, Ritri Holdings, LLC


JULIE M. YOUNG
Employment Attorney, JMY Law, LLC


JOEL E. PETERSON
Chairman and Chief Executive Officer, Clearfield Wholesale Paper

* Ms. Richard is a Director of CNB Bank only.

CNB Financial Corporation Corporate Officers

MICHAEL D. PEDUZZI
President and Chief Executive Officer

TITO L. LIMA
Treasurer and Principal Financial Officer

RICHARD L. GRESLICK, JR.
Secretary

LEANNE D. KASSAB
Assistant Secretary

CNB Bank Management

Dustin A. Minarchick
Regional President, CNB Bank

Joseph E. Dell, Jr.
Senior Vice President, Corporate Commercial Development

Russell W. Gentner
Senior Vice President, Director of Commercial Real Estate

Kylie L. Graham
Senior Vice President, Operations

Carla M. Higgins
Senior Vice President, Multi-Experience

Richard J. Johnson
Senior Vice President, Small Business Loan Administrator

Eileen F. Ryan
Senior Vice President, Director of Private Banking Experience

Kelly J. Sheffield
Senior Vice President, BSA Officer

Christopher L. Stott
Senior Vice President, Enterprise Director of Private Banking

Rebecca A. Coleman
Vice President, Loan Servicing

James C. Davidson
Vice President, Private Banking Team Leader

LouAnne Dawson
Vice President, Treasury Management Advisor

Regina M. Eagan
Vice President, Fraud Investigations Officer

Andrew Franson
Vice President, Wealth and Asset Operations Manager

Joseph K. Haines
Vice President, Commercial Banking

David A. Hamilton
Vice President, IT Solutions & Services

Shannon L. Irwin
Vice President, Employee Resources Director

Robert Jacobs
Vice President, Information Security Officer



CNB Bank Senior Management


MICHAEL D. PEDUZZI
President, Chief Executive Officer


LEANNE D. KASSAB
Senior Executive Vice President, Chief Experience Officer


ANGELA D. WILCOXSON
Executive Vice President, Chief Commercial Banking Officer


TITO L. LIMA
Senior Executive Vice President, Chief Financial Officer


GREGORY M. DIXON
Executive Vice President, Chief Credit Officer


KATIE ANDERSEN
Senior Vice President, Chief Risk Officer


RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer


DARRYL P. KOCH
Executive Vice President, Chief Information Technology & Security Officer


HEATHER J. KOPTCHAK
Senior Vice President, Chief Employee Resources Officer


MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer


STEVEN R. SHILLING
Executive Vice President, Chief Wealth Management Officer


ROBIN W. MINK
Senior Vice President, Chief Treasury Management Officer

Eric A. Johnson
Vice President, Wealth Partner & Team Leader

Cory K. Johnston
Vice President, Controller

Jacklyn M. Lantzy
Vice President, Private Banking / Commercial Banking

Adam H. Midkiff
Vice President, Treasury Management Payment Sales Director

Monica Neimeier
Vice President, Commercial Services Team Leader

Tammy L. Otminski
Vice President, Small Business Loan Automation Analyst

Katie A. Penoyer
Vice President, Treasury Operations Team Leader

Amy B. Potter
Vice President, Customer Experience

Dustin Schoening
Vice President, Senior Retail Lender

Ricky Scott
Vice President, Small Business Loan Automation Underwriter

Heather D. Serafini
Vice President, Private Banking

Jaylene Shaffner
Vice President, Regional Manager

Lori Shimel
Vice President, Community Office Manager

C. Brett Stewart
Vice President, Commercial Banking

Scott M. Valazak
Vice President, Private Banking

Sherry L. Wallace
Vice President, Retail Lending

Carrie A. Wood
Vice President, Employee Experience

Joseph H. Yaros
Vice President, Commercial Banking

Joel M. Zupich
Vice President, Commercial Banking



☆ State College location opening 2024

ERIEBANK PA Board of Advisors

ERIEBANK® A division of CNB Bank



KATIE J. JONES
Chairperson of the Board; Regional President, ERIEBANK



WESLEY H. GILLESPIE
President, ERIEBANK



GARY M. ALIZZEO
Esquire, Shafer Law Firm, P.C.



BISHOP DWANE BROCK
Presiding Bishop of Covenant Ministries International Fellowship



GARY L. CLARK
Chief Executive Officer, Reed Manufacturing Company



JANE M. EARLL
Esquire; Consultant, JMEARLL, LLC; Retired Pennsylvania State Senator



CHARLES "BOO" HAGERTY
President, Hamot Health Foundation



DR. ANDREA T. JEFFRESS, MD
Physician, OB-GYN Associates of Erie, PC



THOMAS W. REAMS
President, C. H. Reams & Associates, Inc.



NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises



JAMES E. SPODEN
Esquire, MacDonald Illig Jones & Britton, LLP



DAVID J. ZIMMER
Executive Regional Director, ERIEBANK

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank; Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

ERIEBANK Management

Timothy A. Flenner
Ohio Market Executive

Steven M. Cappellino
Senior Vice President, Area Manager

William L. DeLuca, Jr.
Senior Vice President, Senior Credit Officer

Gregory A. Ferrence
Senior Vice President, Senior Credit Officer

Suzanne E. Hamilton
Senior Vice President, Commercial Banking

Steven B. Levy
Senior Vice President, Commercial Banking

Gregory A. Noon
Senior Vice President, Commercial Banking Area Manager

Timothy J. Roberts
Senior Vice President, Commercial Banking

Paul D. Sallie
Senior Vice President, Private Banking Team Leader

John M. Schulze
Senior Vice President, Senior Director of Participations & Syndications

Charles W. Smith
Senior Vice President, Senior Investment Partner

David P. Bogardus
Vice President, Commercial Banking Area Manager

Kelly S. Buck
Vice President, Private Banking

Travis J. Burch
Vice President, Wealth Partner

James E. Burke
Vice President, Commercial Banking

Scott O. Calhoun
Vice President, Commercial Banking

Jessica A. Figoli
Vice President, Private Banking

Ellen Forbus
Vice President, Private Banking

Joanne L. Fulton
Vice President, Treasury Management Advisor

Christine Hartog
Vice President, Community Office Manager

Allison M. Hodas
Vice President, Commercial Banking

Cheryl-Ann Madsen
Vice President, Commercial Banking

ERIEBANK OH Board of Advisors

ERIEBANK®
A division of *CNB Bank*


WESLEY H. GILLESPIE
*Chairperson of the Board;
President, ERIEBANK*


DR. LUNDON ALBRECHT, DDS
Owner, Albrecht Family Dentistry


JENNIFER BROWN
*Economic Development Specialist,
CT Consultants Company*


JOE CAROLLO
*President, Jani-King of
Cleveland*


BRYCE A. HEINBAUGH
*Managing Partner
and Founder, IEN Risk
Management Consultants*


KEVIN D. MALECEK
*Director of Economic
Development & International
Trade, City of Mentor*


SHAWN NEECE
Renew Partners, LLC


N. MICHAEL OBI
*President, UBIZ Venture
Capital; Chief Executive Officer,
Spectrum Global Solutions*


JOSEPH T. SVETE
*President, Svete & McGee
Company, LPA*


RENEÉ T. RICHARD
*President and Chief Executive
Officer, Corporate College
Division at Cuyahoga
Community College*

MICHAEL D. PEDUZZI
*President, Chief Executive Officer, CNB
Financial Corporation and CNB Bank*

RICHARD L. GRESLICK, JR.
*Senior Executive Vice President, Chief
Operating Officer, CNB Bank; Secretary,
CNB Financial Corporation*

MARTIN T. GRIFFITH
*Senior Executive Vice President, Chief
Banking Officer, CNB Bank*

GREGORY M. DIXON
*Executive Vice President, Chief Credit
Officer, CNB Bank*

Jeffrey S. Matchett
Vice President, Wealth Partner

James R. Miale
Vice President, Commercial Banking

Benjamin V. Palazzo
Vice President, Commercial Banking

Philip K. Persons
Vice President, Regional Manager

Jonathan J. Riley
Vice President, Wealth Partner & Team Leader

Alison A. Samuels
Vice President, Commercial Banking

Jerome L. Smith
Vice President, Commercial Banking

John R. VanTassel
Vice President, Treasury Sales Team Leader

Mark R. Weibel
Vice President, Wealth Partner

Jaclyn R. Italiani
Vice President, Senior Retail Lender

Bryan G. Kusich
Vice President, Commercial Banking

Natalija Zoric
Vice President, Treasury Management Advisor

⭐ Crocker Park and Parade Street locations opening 2024







MICHAEL J. NOAH
Chairperson of the Board; President, BankOnBuffalo



GEORGE H. BILKEY, IV
Managing Partner, TAM Ceramics



HERBERT L. BELLAMY, JR.
Owner/President, Bellamy Enterprises



E. PETER FORRESTEL
Retired, Vice Chairperson, Bank of Akron



TRINA BURRUSS
Chief Operating Officer for United Way of Buffalo & Erie County



GERRY MURAK
Chief Executive Officer, SoPark Corp.

BankOnBuffalo Management

Michael A. Anderson
Senior Vice President, Regional Retail Banking Administration

Peter J. Hart
Senior Vice President, Commercial Banking

David G. Hawker
Senior Vice President, Commercial Sales Team Leader

Edmund E. Mielcarek
Senior Vice President, Commercial Banking

David P. Paul
Senior Vice President, Wealth Partner & Team Leader

Joseph D. Becker
Vice President, Private Banking Team Leader

Colleen Bowman
Vice President, Community Office Manager

Scott A. Chamberlain
Vice President, Commercial Banking

James H. Cosgriff
Vice President, Wealth Partner

Deborah Glowny
Vice President, Community Office Manager

Ryan T. Gorman
Vice President, Senior Retail Lender

Marcie A. Hartung
Vice President, Commercial Banking

Paul J. Hurley
Vice President, Wealth Partner

Kathleen B. Kane
Vice President, Community Office Manager

Michael Kelley
Vice President, Senior Credit Officer

Robin Lewandowski
Vice President, Wealth Partner

Steve Mulé
Vice President, Regional Manager

James P. Reidy
Vice President, Commercial Branch Manager

Jared M. Sedor
Vice President, Commercial Banking

Donna Sudyn
Vice President, Wealth Partner



Where *Women* Bank.

BankOnBuffalo Board of Advisors



MICHAEL NEWMAN
Chief Executive Officer, Newman Properties, Inc.



PETER J. ROMANO, JR.
Owner/President, Romano Associates



STEPHEN J. SCHOP
Attorney, Stephen J. Schop, LLC



MARK A. TRONCONI
Partner at Tronconi, Segarra & Associates

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank;
Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

Gail E. Testa-Romano
Vice President, Wealth Partner

Annette A. Tomlin
Vice President, Treasury Management Advisor

Jodie A. Alexander
Vice President, Senior Retail Lender

John L. Vilardo
Vice President, Treasury Sales Team Leader

Ashley Sullivan
Vice President, Senior Wealth Partner

Glenn C. Jordan
Senior Vice President, Senior Investment Partner



Depew location opening 2024

Impressia Bank Management

Mary Kate Loftus
President

Martha D. Seidenwand
Vice President, Grant & SBA Officer

Edvige Rita Camardo
Vice President, Regional Relationship Manager

Lauren J. Schellinger
Vice President, Regional Relationship Manager

FCBank Board of Advisors



JENNY L. SAUNDERS
Chairperson of the Board; President, FCBank



JASON A. POHL
Partner and Co-Founder, Centric Consulting, LLC



JENNIFER T. CARNEY
Principal, OHM-Advisors



JULIE M. YOUNG
Employment Attorney, JMY Law, LLC



MATT GREGORY
Senior Vice President, NAI Ohio Equities



LAWRENCE A. MORRISON
CPA and Partner, Kleshinski, Morrison & Morris, LLP

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank; Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

FCBank Management

Neal S. Clark
Senior Vice President, Commercial Banking

Stephen D. Winner
Senior Vice President, Commercial Real Estate

Ari M. Altman
Vice President, Commercial Real Estate

Jeffrey J. Beyke
Vice President, Regional Manager

Christopher S. Duff
Vice President, Private Banking Team Leader

David F. Hiatt
Vice President, Senior Retail Lender

Jeffrey A. Haney
Vice President, Private Banking

Matthew Hume
Vice President, Wealth Partner

Annette D. Lester
Vice President, Community Office Manager

Sam P. Rawal
Vice President, Wealth Partner

Dina A. Shultz
Vice President, C&I Commercial Team Leader

Irene Y. Tsen
Vice President, Commercial Banking

Stephanie A. Wagner
Vice President, Wealth Partner

Jeff P. Wallace
Vice President, Treasury Management Advisor


Shiloh
Bucyrus
Cardington
Fredericktown
Westerville
Worthington
Grandview


A division of *CNB Bank*

Ridge View Bank Board of Advisors


CARRIE T. MCCONNELL
Chairperson of the Board;
President, Ridge View Bank


KIMBERLY BLAIR
Vice President for Advancement, Roanoke College


BENJAMIN CREW
Vice President, Balzer and Associates, Inc.


ROBERT KULP
President and Co-owner, Black Dog Salvage


RYAN WATERS
Managing Partner, Bridgewater Marina

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

RICHARD L. GRESLICK, JR.
Senior Executive Vice President, Chief Operating Officer, CNB Bank; Secretary, CNB Financial Corporation

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Banking Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

JOSEPH E. DELL, JR.
Senior Vice President, Corporate Commercial Development

Ridge View Bank Management

Todd S. Hammock
Senior Vice President, Senior Credit Officer

Robert Shorter
Senior Vice President, Commercial & Private Banking

Todd Murray
Senior Vice President, Commercial Banking

Todd Parsons
Vice President, Commercial Banking


Roanoke Headquarters opening 2024

Holiday Financial Services Board of Directors

Gregory M. Dixon
Chairperson

Richard L. Greslick, Jr.
Secretary

Michael D. Peduzzi
Treasurer

Holiday Financial Services Corporate Officers

Gregory M. Dixon
Chairperson

Joseph P. Strouse
President

Francis Goss
Vice President

Shareholder Information

ANNUAL MEETING

The Annual Meeting of the Shareholders of CNB Financial Corporation will be held virtually on Tuesday, April 16, 2024 at 2:00 p.m. In order to attend the meeting, you must register at: www.viewproxy.com/CNBFinancial/2024 by 11:59 p.m. (EDT) on April 15, 2024.

On the day of the Annual Meeting of Shareholders, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

CORPORATE ADDRESS

CNB Financial Corporation
31 S. Second Street
P.O. Box 42
Clearfield, PA 16830
(800) 492-3221

STOCK TRANSFER AGENT & REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

FORM 10-K

Shareholders may obtain a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K by writing to:

CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
ATTN: Shareholder Relations

TOTAL RETURN PERFORMANCE

For information regarding the Corporation's historical return performance, please refer to Item 5 in the 2023 Form 10-K.

MARKET MAKERS

The following firms has chosen to make a market in the stock of the Corporation. Inquiries concerning their services should be directed to:

Janney Montgomery Scott LLC
1717 Arch Street
Philadelphia, PA 19103
(800) 526-6397

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
(212) 887-7777

Our Employees in Action





CNB FINANCIAL CORPORATION®

Scan the QR code to visit our
Investor Relations website.





Each depositor insured to at least $250,000

Backed by
the full faith
and credit
of the
United States
government

FDIC

Federal Deposit Insurance Corporation•www.fdic.gov

The common and preferred stock of the Corporation
trade on the NASDAQ Global Select Market under the
symbols CCNE and CCNEP, respectively.